

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Marlow Hernandez
Chief Executive Officer
Cano Health, Inc.
9725 NW 117th Avenue
Suite 200
Miami, FL 33178

Re: Cano Health, Inc.
Registration Statement on Form S-1
Filed June 25, 2021
File No. 333-257445

Dear Dr. Hernandez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Heidi E. Mayon, Esq.